SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 OR l5d-16

Of the Securities Exchange Act of 1934

For the Month ended March 31, 2005

Commission File Number: 333-114220

Grand Toys International Limited

(Translation of registrant’s name into English)

Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F.

Form 20-F [ X  ]

Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10 l(b)(l): ____

Note: Regulation S-T Rule 101 (b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10l(b)(7): ____

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ] No[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

Explanatory Note:

This Form 6-K consists of:

Exhibit 1

Press release announcing results for the year ended December 31, 2004;

Exhibit 2

Audited Consolidated Financial Statements of Grand Toys International Limited for the years ended December 31, 2004, 2003 and 2002;

Exhibit 3

Notice of Annual General Meeting; and

Exhibit 4

Report of the Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grand Toys International Limited

(Registrant)

Date: March 25, 2005

By: /s/ Henry Hai Lin Hu, Chief Executive Officer

(Signature)

Exhibit 1

GRAND TOYS INTERNATIONAL LIMITED

CONTACT:

Room UG 202, Floor UG2, Chinachem Plaza

Tania M. Clarke

77 Mody Road, Tsimshatsui East,

Vice President of Finance

Kowloon, Hong Kong

(514) 685-2180, ext. 233

(NASDAQ: GRIN)

www.grand.com

GRAND TOYS REPORTS 2004 AS A PROFITABLE YEAR

Hong Kong – March 24, 2005 – Grand Toys International Limited (NASDAQ: GRIN) today announced profitable results for its twelve months ended December 31, 2004.

On August 16, 2004, Grand Toys International Limited (Grand) completed a reorganization merger in which Grand Toys International, Inc. (Grand US) became a subsidiary of Grand, and Grand acquired Playwell International Limited (Playwell). For accounting purposes the transaction was treated as a reverse acquisition of Grand US by Playwell.  Because Playwell is deemed the acquirer for accounting purposes, the comparative results for the twelve months ended December 31, 2004 are Playwell’s only.  Grand US’s results are included for the period of August 16, 2004 to December 31, 2004.  All results are reported in US Dollars.

Net sales for the twelve months ended December 31, 2004 were $29.5 million, compared to $39.4 million for the same period of 2003, a decrease of 25%.  The gross profit percentage increased to 27% for the period ended December 31, 2004, compared to 15% for the comparable period in 2003.  EBITDA decreased from $4.0 million for the period of 2003 to $1.9 million for the period ended December 31, 2004.  Grand posted net earnings of $508,548, or $0.04 per basic American depositary share (“ADS”), for the twelve months ended December 31, 2004.  This compares to net earnings of $4.3 million, or $0.43 per basic ADS, for the twelve months ended December 31, 2003.  The results for the year ended December 31, 2003 were positively impacted by a gain on discontinued operations of $1.2 million for the period ended December 31, 2003.  Without this gain, Grand would have net earnings of $3.0 million, or $0.30 per basic ADS, for the twelve months ended December 31, 2003.  Results for the year ended December 31, 2004 were impacted by approximately $500,000 of one-time expenses resulting from the settlement of a litigation claim and professional fees relating to an acquisition that did not materialize.

Net sales decreased in the  twelve-month period of 2004 as compared to the same period in 2003 primarily due to reduced customer demand for certain Playwell product lines.  Despite the reduction in net sales, gross profit increased as a result of management’s focus on sales of profitable product lines, the product mix and the addition of the higher margin Canadian distribution business of Grand US’s Canadian subsidiary.  Operating expenses increased in 2004 in anticipation of the planned expansion of Grand’s business, including increased corporate expenses, additional staffing and expenses related to the Canadian distribution business.

Henry Hu, Chairman of Grand, noted, “We are very pleased to produce profitable results in this transition year for Grand.  The inclusion of the Canadian distribution business in the latter part of 2004 helped to offset some of the decline of sales of certain product lines from Playwell from the prior year and brings new varied licensing and distribution opportunities to the Company.

We are actively pursuing growth opportunities that will properly fit into the Grand group and will continue to increase the value to all our shareholders.   These initiatives include expanding the Company’s proprietary products, adding licenses and acquiring complementary companies.  This is exemplified by the September 2004 acquisition of the license from Binney & Smith to sell the Crayola Dough product line and the March 2005 acquisition of International Playthings, Inc., a U.S. toy distributor focusing on the specialty market.  Both these acquisitions should add significant revenues, profits and possibilities for Grand’s growth.   But this planned expansion is not without cost.  The Company’s growth is not possible without the proper management structure in place.  Therefore, during 2004, the Company significantly expanded its management structure.  Although this impacted our results in 2004, we firmly believe that we are now better prepared for our long-term growth.”

About Grand Toys International Limited:  Grand Toys International Limited is a newly reorganized International company resulting from the acquisition of Playwell International Limited in August 2004.  Grand Toys, through its U.S. and foreign operating subsidiaries, develops, distributes and supervises the out-sourced manufacturing of toy and toy related products throughout the world. Grand Toys’ operating subsidiaries have been in continuous operation for up to 44 years. Grand Toys' strategy is to grow by expanding its proprietary products, adding licenses and by acquiring complementary companies. Grand Toys' goal is to become a leading manufacturer, developer, marketer and distributor of toy and toy related products throughout the world.

Additional information can be sourced on Grand at www.grand.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward- looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited

Balance Sheet Data: (audited)

Total assets	$ 44,071,672	11,787,935
Working capital	13,036,036	3,755,542
Total shareholders’ equity	35,270,192	5,857,851

CONSOLIDATED STATEMENTS OF OPERATIONS (in US$) (audited)
Twelve Months Ended December 31,
	2004	2003

Net sales	$ 29,464,959	39,375,438
Cost of goods sold	21,627,695	33,538,951
Gross profit	7,837,264	5,836,487
Gross profit %	26.60%	14.82%

Operating expenses, net	6,794,932	2,282,233
Operating income	1,042,332	3,554,254
Operating income %	3.54%	9.03%

Interest (income) expense, net	(14,307)	18,784
Earnings before taxes	1,056,639	3,535,470
Income tax expense	548,091	513,340
Earnings from continuing operations	508,548	3,022,130
Earnings from continuing operations %	1.73%	7.68%

Discontinued operation, net	-	1,239,236

Net earnings	$ 508,548	$ 4,261,366
Net Earnings %	1.73%	10.82%

Earnings per ADS:
Basic	$ 0.04	0.43
Diluted	0.04	0.43

Weighted average ADS outstanding:
Basic	12,092,592	10,000,000
Diluted	12,807,160	10,000,000

In this Press Release, Grand discusses financial measures in accordance with GAAP and also on a non-GAAP basis. Grand’s definition of EBITDA is earnings before interest, income taxes, depreciation and amortization. EBITDA does not include gains or losses from discontinued operations. All references in this press release to EBITDA are to a non-GAAP financial measure. EBITDA, a measure widely used among toy related businesses, is used because management believes that it is an effective way of monitoring the operating performance of our company relative to the industry. Additionally, Grand believes that the use of non-GAAP financial measures enables it and investors to evaluate, and compare from period to period, the results from ongoing operations in a more meaningful and consistent manner.

Reconciliations of GAAP to Non-GAAP financial measures are provided below:

Reconciliation of Earnings before interest, taxes, amortization and depreciation (EBITDA):

	Twelve months ended December 31,
	2004	2003

Net earnings	$ 508,548	$ 4,261,366
Interest (income) expense, net	(14,307)	18,784
Depreciation and amortization	839,221	437,684
Income tax expense	548,091	513,340
Discontinued operations, net	-	(1,239,236)
EBITDA	$ 1,881,553	$ 3,991,938

Exhibit 2

Consolidated Financial Statements of

GRAND TOYS INTERNATIONAL LIMITED

Years ended December 31, 2004, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Grand Toys International Limited

We have audited the accompanying consolidated balance sheets of Grand Toys International Limited and subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2004.  These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grand Toys International Limited and subsidiariesas of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth thereon.

/s/DELOITTE TOUCHE TOHMATSU

Hong Kong

March 24, 2005

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

Financial Statements

Consolidated Balance Sheets

[F1 – F2]

Consolidated Statements of Operations

[F3 – F4]

Consolidated Statements of Shareholders' Equity and Comprehensive Income

[F5]

Consolidated Statements of Cash Flows

[F6]

Notes to Consolidated Financial Statements

[F7 – F30]

GRAND TOYS INTERNATIONAL LIMITED

Part I. – Financial Information

Item 1.  Consolidated Financial Statements

Consolidated Balance Sheets

	December 31, 2004	December 31, 2003

Assets

Current assets:
Cash and cash equivalents	$5,885,307	$1,921,710
Accounts receivable (net of allowance for
doubtful accounts of $696,362; 2003 - $658,163)	3,731,759	1,485,221
Inventory	2,022,270	65,301
Due from related companies (note 16)	5,058,938	5,471,732
Prepaid royalties	2,243,289	133,010
Other prepaid expenses and current assets (note 3)	1,514,786	419,130
Total current assets	20,456,349	9,496,104

Fixed assets, net (note 4)	2,251,824	1,514,996

Goodwill (note 18)	14,736,315	-

Intangibles, net (note 5)	6,627,184	776,835

Total assets	$44,071,672	$11,787,935

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Balance Sheets

	December 31, 2004	December 31, 2003

Liabilities and Shareholders' Equity

Current liabilities:
Bank indebtedness (note 6)	$786,042	$603,521
Trade accounts payable	2,247,778	407,069
Accrued payroll and related costs	445,323	193,598
Other accounts payable and accrued liabilities	1,727,818	891,701
Due to related parties (note 16)	2,117,835	3,410,595
Income taxes payable	95,517	234,078
Total current liabilities	7,420,313	5,740,562

Deferred tax	1,381,167	189,522

Shareholders' equity:
Capital stock (note 7):	2,026,346	13
Voting ordinary shares, $0.13 par value
100,000,000 ordinary shares authorized
(2003 – 30,000,000),
15,587,282 ordinary shares issued and outstanding
(2003 – 10,000,000)
Additional paid-in capital	26,632,088	-
Retained earnings	6,344,586	5,836,038
Accumulated other comprehensive income-
cumulative currency translation adjustment	267,172	21,800
Total shareholders’ equity	35,270,192	5,857,851

Commitments and contingencies (notes 13 and 14)

Total liabilities and shareholders' equity	$44,071,672	$11,787,935

See accompanying notes to audited consolidated financial statements.

/s/ Elliot Bier – Director

/s/ Michael Kron - Director

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Operations

Years ended December 31
	2004	2003	2002
Net sales	$29,464,959	$39,375,438	$35,991,464

Cost of goods sold	21,627,695	33,538,951	28,589,377
Gross profit	7,837,264	5,836,487	7,402,087

Other operating income	(304,842)	(896,023)	(208,327)

Operating costs and expenses:
General and administrative	5,549,027	2,141,280	3,276,273
Selling & distribution expenses	762,347	638,498	983,628
Depreciation and amortization	788,400	398,478	363,191
Total operating costs and expenses	7,099,774	3,178,256	4,623,092

Operating income:	1,042,332	3,554,254	2,987,322

Non-operating expense (income):
Interest expense	27,773	23,835	143,858
Interest revenue	(42,080)	(5,051)	(4,054)
Total non-operating expense (income)	(14,307)	18,784	139,804

Earnings before income taxes	1,056,639	3,535,470	2,847,518

Income taxes:
Current	608,844	536,045	84,324
Deferred	(60,753)	(22,705)	25,737
Total income taxes	548,091	513,340	110,061

Net earnings from continuing operations	508,548	3,022,130	2,737,457

Discontinued operations:
Earnings from operations of
distributed subsidiaries
(2002: net of income tax of $5,866,933)	-	1,239,236	22,128,051

Earnings available to ADS holders	$508,548	$4,261,366	$24,865,508

See accompanying notes to audited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Operations, continued

Years ended December 31
	2004	2003	2002

Earnings per ADS :

Weighted average ADS outstanding:
Basic	12,092,592	10,000,000	10,000,000
Diluted	12,807,160	10,000,000	10,000,000
Net earnings - Continuing operations:
Basic	$0.04	$0.30	$0.27
Diluted	0.04	N/A	N/A
Net earnings - Discontinued operations:
Basic	-	0.13	2.21
Diluted	-	N/A	N/A
Net earnings available to ADS holders
Basic	0.04	0.43	2.48
Diluted	0.04	N/A	N/A

See accompanying notes to audited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

				Accumulated
		Additional		other
	Capital	Paid in	Retained	comprehensive
	Stock	Capital	Earnings	income	Total
January 1, 2002	$13	$-	$(483,050)	$(17)	$(483,054)

Net earnings for the period			24,865,508		24,865,508
Foreign currency adjustment				303	303
Total comprehensive income			24,865,508	303	24,865,811

December 31, 2002	13	-	24,382,458	286	24,382,757

Net earnings for the period			4,261,366		4,261,366
Foreign currency adjustment				21,514	21,514
Total comprehensive income			4,261,366	21,514	4,282,880

Distribution of subsidiaries to
holding companies			(22,807,786)		(22,807,786)

December 31, 2003	13	-	5,836,038	21,800	5,857,851

Share purchase on merger (note 18)	2,025,418	26,628,377			28,653,795

Net earnings for the period			508,548		508,548
Foreign currency adjustment				245,372	245,372
Total comprehensive income			508,548	245,372	753,920

ADRs exercise	915	5,633			6,548

Compensation expense		(1,922)			(1,922)

December 31, 2004	$2,026,346	$26,632,088	$6,344,586	$267,172	$35,270,192

See accompanying notes to audited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Cash Flows

For the years ended December 31
	2004	2003	2002

Cash flows from operating activities:
Net earnings from continuing operations	$508,548	$3,022,130	$2,737,457
Adjustments for:
Depreciation and amortization – General and administrative	788,400	398,478	363,191
Depreciation and amortization – Cost of goods sold	50,821	39,206	39,857
Income taxes	608,844	536,045	84,324
Deferred income taxes	(60,753)	(22,705)	25,737
Product development write-off	7,789	-	-
Assets write-off	2,217	-	-
Loss on disposal of fixed assets	130,035	20,452	-
Compensation expense	(1,922)	-	-
Net change in non-cash operating working capital
items (note 11)	(3,143,299)	(2,977,037)	1,232,549
Net cash (used for) provided by operating activities
from continuing operations	(1,109,320)	1,016,569	4,483,115
Net cash provided by operating
activities from discontinued operations	-	2,747,246	23,054,700
Net cash (used for) provided by operating activities	(1,109,320)	3,763,815	27,537,815

Cash flows from investing activities:
Proceeds from disposal of equipment	129	21,160	-
Acquisition expenses on merger, net of cash
received	(979,017)	-	-
Increase in other assets	(356,524)	-	-
Increase in intangibles	(20,428)	-	-
Additions to equipment and leasehold improvements	(709,251)	(449,291)	(727,997)
Net cash used for investing activities
from continuing operations	(2,065,091)	(428,131)	(727,997)
Net cash used for investing activities
from discontinued operations	-	(33,887)	(16,626,313)
Net cash used for investing activities	(2,065,091)	(462,018)	(17,354,310)

Cash flows from financing activities:
Decrease- in bank indebtedness	(1,570,198)	(2,615,643)	-
Issuance of share capital on merger (note 18)	8,700,000	-	-
Repayment of obligation under a finance lease	(4,602)	(54,218)	(53,364)
Proceeds from ADSs exercise	1,914	-	-
Other	10,894	33,570	348
Net cash provided by (used for) financing activities
from continuing operations	7,138,008	(2,636,291)	(53,016)
Net cash provided by (used for) financing activities
from discontinued operations	-	(8,594,624)	(1,785,951)
Net cash provided by (used for) financing activities	7,138,008	(11,230,915)	(1,838,967)

Net increase (decrease) in cash and cash equivalents	3,963,597	(7,929,118)	8,344,538
Cash and cash equivalents, beginning of period	1,921,710	9,850,828	1,506,290
Cash and cash equivalents, end of period	$5,885,307	$1,921,710	$9,850,828

See accompanying notes to audited consolidated financial statements.

Supplemental disclosure of cash flow information (note 12)

Non cash flow transactions (note 18)

GRAND TOYS INTERNATIONAL LIMITED

Notes to audited Consolidated Financial Statements

Grand Toys International Limited (the “Company”), a Nasdaq SmallCap listed company, is organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. The Company’s main subsidiaries are Playwell International Limited (“Playwell”), which is organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China, and Grand Toys International, Inc. (“Grand US”), which is organized under the laws of Nevada, United States of America (“US”).  The Company, through its Hong Kong, US and Canadian operating subsidiaries, develops and supervises the outsourced manufacturing of toy and toy related products, and distributes them throughout the world.  The Company was formerly a subsidiary of Grand US.  It became the parent of Grand US on August 16, 2004, pursuant to a reorganization merger.  Immediately after the reorganization merger, the Company acquired Playwell.

On August 16, 2004, the Company purchased the shares of Playwell.  For accounting purposes, the acquisition has been accounted for as a reverse acquisition, in which Playwell is determined to be the acquirer.  Accordingly, the historical financial statements presented herein are those of Playwell.  The Company’s results for the period August 16, 2004 to December 31, 2004 represent the consolidated results of the Company, Playwell and Grand US.

1.

Significant accounting policies:

a)

Principles of consolidation:

These consolidated financial statements, presented in US dollars and in accordance with accounting principles generally accepted in the United States, include the accounts of the Company and its subsidiaries.  All significant intercompany balances and transactions have been eliminated.

b)

Revenue recognition:

Sales are recognized at the time of transfer of ownership, which is generally upon the shipment of products.  The Company estimates liabilities and records provisions for customer allowances as a reduction of revenue when such revenue is recognized.

Net sales include gross revenues, freight charged to customers and FOB commissions, net of allowances and discounts such as defectives, returns, volume rebates, cooperative advertising, cash discounts, customer fines, new store allowances, markdowns, freight and warehouse allowances.

Cooperative advertising expense for the years ended December 31, 2004, 2003 and 2002 were $60,146, $nil and $nil, respectively, and are shown as a reduction of revenues in the financial statements.

Slotting fees are recorded as a deduction of gross sales. These fees are determined annually on a customer by customer basis.

c)

Cost of goods sold:

Cost of Goods Sold includes cost of merchandise, royalties, duties, brokerage fees, inbound freight, packaging, product development, provision on slow-moving inventory and mould amortization.

d)

General and administrative costs:

General and Administrative costs include rent, insurance costs, administrative salaries and related costs, travel and entertainment, utilities, courier, repairs and maintenance, communications expenses, office supplies, professional fees, dues and memberships, bank charges and property taxes.

e)

Selling and distribution expenses:

Selling and distribution expenses include sales salaries and fringe benefits, sales commissions, advertising and promotion and outbound shipping and handling costs.

For the years ended December 31, 2004, 2003 and 2002, freight out was $174,241, $304,610 and $677,360, respectively.

Media advertising expense for the years ended December 31, 2004, 2003 and 2002 were $48,265, $7,992 and $nil, respectively.

f)

Earnings per American depositary share (“ADS”):

In accordance with Financial Accounting Standards Board Statement (“SFAS”) No. 128, the weighted average shares outstanding, for purposes of presenting comparative earnings per ADS, is retroactively restated to January 1, 2002 in order to reflect the recapitalization that occurred on August 16, 2004.  Each ADS represents beneficial ownership interest in one ordinary share of the Company.

i)

Basic earnings per ADS are determined by dividing the weighted average number of ADSs outstanding during the period into net earnings.

ii)

Diluted earnings per ADS give effect to all potentially dilutive ADSs that exist at the balance sheet date.

g)

Trade receivables:

Trade accounts receivable are recorded at the invoiced amount and do not bear interest.  The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable.  The Company determines the allowance based on historical write-off experience.  The Company reviews its allowance for doubtful accounts monthly.  Past due balances over 90 days and over a specified amount are reviewed individually for collectibility.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  The Company does not have any off-balance sheet credit exposure related to its customers.

h)

Inventory:

Inventory, consisting of raw materials and finished goods, is valued at the lower of cost, determined by the first in, first out method or net realizable value.  The only significant class of inventory is finished goods.

i)

Prepaid expenses:

Prepaid expenses primarily include insurance, advances on inventory purchases, current portion of royalties and real estate taxes.  Insurance costs are written off over the term of the respective policies.

Prepaid royalties relate to licensing agreements for properties licensed from third parties, including character licenses.  Some of these contracts extend for up to eight years.  Total expense for the years ended December 31, 2004, 2003 and 2002 was $303,589, $166,178 and $1,715,014, respectively.  For the years ended December 31, 2004, 2003 and 2002, in the statements of operations, $247,430, $166,178 and $1,715,014, respectively is shown as part of cost of goods sold and $56,159, $nil and $nil, respectively is shown as part of general and administrative expenses. The amounts expected to be recognized in the statement of operations during the fiscal years ending December 31, 2005, 2006, 2007, 2008 and 2009 are $976,099, $461,566, $405,136, $200,198 and $200,198, respectively.

Prepaid property taxes are amortized on a straight-line basis over the period to which they relate.  The amount expected to be recognized in the statement of operations during 2005 is $5,160.

j)

Fixed assets:

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. If an item is discontinued, the unamortized portion is written off immediately.  During 2004, approximately $36,000 of unamortized moulds for discontinued products were written off.  The maximum estimated useful lives of the assets are as follows:

Asset	Useful Lives (in years)

Leasehold improvements	3 - 10
Plant & machinery	10
Furniture, fixtures and equipment	3 – 5
Moulds and loose tools	2 - 10

k)

Goodwill:

Goodwill represents the excess of costs over fair value of assets of businesses acquired.  The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets.  Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.  SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets.

l)

Intangibles:

Intangibles are carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets. The maximum estimated useful lives of the assets are as follows:

Asset	Useful Lives (in years)

License	8
Distribution network	10
Customer relationship	10
Trade name	Indefinite
Trademark	6-7
Other acquired rights	1-4

m)

Impairment of long-lived assets:

The Company evaluates the recoverability of long-lived assets with finite lives in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  SFAS No. 144 requires long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired.   An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

n)

Incomes taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income.  Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Deferred tax assets are evaluated and, if realization is not considered to be “more likely than not”, a valuation allowance is provided.

o)

Foreign currency translation:

i)

Grand Toys Ltd., an indirect wholly-owned Canadian subsidiary of the Company, uses the Canadian dollar as its functional currency.  The operating subsidiaries of Playwell use the Hong Kong dollar as their functional currency.  Financial statements of the self-sustaining foreign operations are translated into US dollars using the exchange rate prevailing at the balance sheet date for assets and liabilities and the average exchange rate for the period for revenues, expenses and cash flows.  The resulting currency translation adjustments are accumulated and reported in other comprehensive income.

ii)

Other monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the balance sheet date.  Revenues and expenses denominated in foreign currencies are translated at the rate of exchange prevailing at the transaction dates.  All exchange gains and losses are included in income.

p)

Employee stock option plan:

The Company accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees.  As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.  SFAS No. 123, Accounting for Stock-Based Compensation, allows entities to continue to apply the provisions of APB Opinion No. 25 and requires pro-forma net earnings and pro-forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied.

The disclosure under SFAS No. 123 (as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure) are as follows:

For the years ended December 31,
	2004		2003		2002

Net Income, as reported	$508,548		$4,261,366		$24,865,508
Add compensation income cost resulting from:
Application of variable accounting to modified awards under APB Opinion No. 25	(1,922)		-		-
Application of fair value method under SFAS 123	(394,240)		N/A		N/A
Pro forma net earnings	$112,386		N/A		N/A
Reported net earnings available to ADS holders
Basic	$0.04		$0.43		$2.48
Diluted	0.04		N/A		N/A
Pro forma net earnings per ADS holders
Basic	$0.01	$	N/A	$	N/A
Diluted	0.01		N/A		N/A

q)

Comprehensive income:

Comprehensive income consists of net income and cumulative currency translation adjustments and is presented in the consolidated statements of shareholders’ equity and comprehensive income.

r)

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods.  Significant items subject to such estimates and assumptions include the carrying amount of goodwill, fixed assets, intangibles, valuation allowances for receivables, inventories and reserves for warranties and product returns.  Actual returns may differ from such estimates.  Differences from those estimates are recorded in the period they become known.

s)

Cash and cash equivalents:

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

t)

Recent Accounting Pronouncements:

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4.  SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment.  This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25.  This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions.  Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).  That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award.  The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models.  If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.  This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.  In accordance with the standard, the Company will adopt SFAS No. 123R effective July 1, 2005.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach.  Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption.  Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required.  Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123.  Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted.  The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested.  The Company has not yet determined which methodology it will adopt but believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in (p) above pursuant to the disclosure requirements of SFAS No. 148.

2.

Segment information:

(a) Starting in the third quarter of 2004, the Company is reporting results of operation under two segments: Manufacturing and Distribution. This is how the Company manages its business and how it classifies its operations for planning and measuring performance.

The manufacturing segment consists of mould manufacturing for the affiliated companies and third parties. The distribution segment develops, produces for sale to both related parties and third parties, and distributes third parties products.

For the years ended December 31,
	2004	2003	2002
Net sales:
Distribution	$26,790,221	$38,147,708	$34,853,927
Manufacturing	3,622,623	1,939,452	1,714,108
Elimination of inter-segment sales	(947,885)	(711,722)	(576,571)
Total net sales	$29,464,959	$39,375,438	$35,991,464
Operating income:
Distribution	$2,169,321	$3,038,346	$2,418,152
Manufacturing	561,554	515,908	569,170
Unallocated Corporate	(1,688,543)	-	-
Total operating income	$1,042,332	$3,554,254	$2,987,322
Depreciation and amortization:
Distribution	$788,400	$398,478	$363,191
Manufacturing (in Cost of goods)	50,821	39,206	39,857
Unallocated Corporate	-	-	-
Total depreciation and
amortization	$839,221	$437,684	$403,048
Interest income:
Distribution	$16,979	$5,051	$4,045
Manufacturing	-	-	9
Unallocated Corporate	25,101	-	-
Total interest income	$42,080	$5,051	$4,054
Interest expense:
Distribution	$27,759	$23,829	$42,322
Manufacturing	14	6	101,536
Unallocated Corporate	-	-	-
Total interest expense	$27,773	$23,835	$143,858
Income taxes, net:
Distribution	$390,259	$478,797	$15,057
Manufacturing	157,832	34,543	95,004
Unallocated Corporate	-	-	-
Total income taxes, net	$548,091	$513,340	$110,061
Earnings from continuing
operations:
Distribution	$1,264,145	$2,345,491	$2,277,181
Manufacturing	857,088	676,639	460,276
Unallocated Corporate	(1,612,685)	-	-
Total earnings from
continuing operations	$508,548	$3,022,130	$2,737,457
Earnings from discontinued
operations:
Distribution	$-	$-	$16,436,135
Manufacturing	-	1,239,236	5,691,916
Unallocated Corporate	-	-	-
Total earnings from
discontinued operations	$-	$1,239,236	$22,128,051
Net earnings from operations:
Distribution	$1,264,145	$2,345,491	$18,713,316
Manufacturing	857,088	1,915,875	6,152,192
Unallocated Corporate	(1,612,685)	-	-
Total earnings from operations	$508,548	$4,261,366	$24,865,508
Additions to long-lived assets:
Distribution	$7,003,858	420,050	360,355
Manufacturing	10,367	29,241	367,641
Unallocated Corporate	-	-	-
Total additions to long-lived assets	$7,014,225	449,291	727,997

For the years ended December 31,
	2004	2003	2002
Significant non cash items other than depreciation and amortization:

Bad debt expense:
Distribution	$189,401	$-	$71,429
Manufacturing	-		-
Unallocated Corporate	-		-
Total Bad debt expense	$189,401	$-	$71,429
Total assets:
Distribution	$36,393,939	$9,752,436	$30,051,380
Manufacturing	3,901,081	2,035,499	4,747,432
Unallocated Corporate	3,776,652	-	-
Total assets (other than discontinued operation)	$44,071,672	$11,787,935	$34,798,812

Goodwill acquired on the Playwell acquisition on August 16, 2004 has been allocated to the Distribution segment of the Company.

(b) Geographical information:

Net sales by geographic areas attributable to countries based on the ultimate location of where the products were shipped, are as follows:

For the years ended December 31,
	2004	2003	2002
US	$12,231,823	$21,182,664	$19,696,538
Asia	6,458,522	6,238,777	5,813,623
Europe	6,243,632	8,955,424	8,403,764
Canada	3,762,281	394,661	944,866
Africa	422,637	92,736	19,799
Other	346,064	2,511,176	1,112,874
Total net sales	$29,464,959	$39,375,438	$35,991,464

(c) Long-lived assets principally include fixed assets and intangibles, based on their location are as follows:

	2004	2003	2002
Hong Kong	$5,895,716	$2,291,831	$2,312,795
Canada	211,838	-	-
US	2,771,454	-	-

Total long-lived assets	$8,879,008	$2,291,831	$2,312,795

d) Revenue from external customers by product category are summarized as follows:

For the years ended December 31,
	2004	2003	2002

OEM	16,541,000	25,343,000	16,605,000
Playwell plastic	3,479,000	8,679,000	10,667,000
Distributed lines	2,963,948	-	-
Playwell wood	1,633,000	3,885,000	7,282,000
Proprietary lines	1,231,000	-	-
Others	3,617,011	1,468,438	1,437,464
Total net revenue	$29,464,959	$39,375,438	$35,991,464

(e) Customer and vendor concentration:

For the years ended December 31,
	2004		2003		2002
	Revenue	%	Revenue	%	Revenue	%
Customer A	$14,101,000	47.86	$21,671,000	55.04	$5,220,000	14.50
B	1,356,000	4.60	2,345,000	5.96	3,859,000	10.72
C	1,237,000	4.20	1,435,000	3.64	1,506,000	4.18
All others	12,770,959	43.34	13,924,438	35.36	25,406,464	70.60
Total net sales	$29,464,959	100.00	$39,375,438	100.00	35,991,464	100.00

Sales of toys purchased from the Company's two largest suppliers of toys in aggregate accounted for 56%, 82% and 62% of gross sales for the years ended December 31, 2004, 2003 and 2002, respectively.

3.

Other prepaid expenses and current assets:

	December 31, 2004	December 31, 2003
Prepaid inventory	$171,266	$-
Insurance	477,569	-
Other current assets	598,843	-
Other prepaid expenses	267,108	419,130
Total other prepaid expenses and current assets	$1,514,786	$419,130

4.

Fixed assets:

	December 31, 2004		December 31, 2003
	Cost	Accumulated Depreciation	Cost	Accumulated depreciation
Leasehold improvements	349,540	315,489	48,984	36,933
Plant & machinery	548,901	270,814	374,325	73,678
Furniture, fixtures &
equipment	511,877	273,690	291,694	128,079
Mould & loose tools	2,178,814	477,315	1,278,023	239,340
Total fixed assets	$3,589,132	$1,337,308	$1,993,026	$478,030

Net book value		$2,251,824		$1,514,996

 Depreciation of $50,821, $39,206 and $39,857 has been charged to cost of goods sold for the years ended December 31, 2004, 2003 and 2002, respectively.

5.

Intangibles:

	December 31, 2004		December 31, 2003
	Cost	Accumulated Amortization	Cost	Accumulated amortization
License	$2,545,974	$97,288	$-	$-
Distribution network	1,790,000	67,125	-	-
Customer relationship	811,000	30,412	-	-
Trade name	786,000	-
Trademark	1,246,173	664,169	1,246,173	469,338
Other acquired rights	372,000	64,969	-	-

Total intangibles	$7,551,147	$923,963	$1,246,173	$469,338

Net book value		$6,627,184		$776,835

Amortization expense for 2004, 2003 and 2002 was $453,341, $193,623 and $193,320, respectively.  Based on current balances and estimated useful lives, the Company expects amortization expense to be $920,324, $853,449, $853,449, $635,059 and $593,652 in 2005, 2006, 2007, 2008 and 2009, respectively.  This would be calculated using the current balances for intangibles and the useful lives for each classification within the intangibles group.

6.

Bank indebtedness:

The Company’s indirect wholly-owned Canadian subsidiary, Grand Toys Ltd., has a line of credit to finance its inventory and accounts receivable for advances of up to $2,911,000 (CA$3,500,000). The receivable line has a discount fee of 2.0% of invoice amount purchased and the inventory line bears interest at Canadian prime plus 7.5%. The line of credit is for a period of one year and is renewed automatically, unless prior notice is given by either the lender or Grand Toys Ltd..

The loan is secured by a lien on the assets of Grand Toys Ltd..  There are no debt covenants or cross-default provisions.

As of December 31, 2004, Grand Toys Ltd. had approximately $2,560,000 (December 31, 2003 - $1,120,000) of credit available under this facility, subject to the existence of eligible inventory and accounts receivable.   At December 31, 2004, Grand Toys Ltd. had bank indebtedness of $351,562, which represents receivable advances on $1,747,589.

On October 14, 2004, Grand Toys Ltd. repaid the inventory loan in full. The repayment was $674,065.

As of December 31, 2004, Playwell had $434,480 (December 31, 2003 - $603,521) of discounted bills.  The amounts are payable by customers’ banks.  The recourse provision provides that if such banks do not make the required payments, Playwell’s bank would have recourse to Playwell for the full amount.  In the opinion of management, the likelihood of such occurrence is remote.

7.

Capital stock

On November 14, 2003, Grand US and Centralink Investments Limited (“Centralink”), a British Virgin Islands company, entered into a Subscription and Exchange Agreement which was subsequently amended on March 6, 2004, March 31, 2004, May 31, 2004 and July 26, 2004 (as so amended, the “Subscription and Exchange Agreement”) pursuant to which, among other matters:

•

Grand US undertook a corporate reorganization pursuant to which Grand US and its operating subsidiaries became subsidiaries of the Company, with each issued and outstanding share of Common Stock of Grand US being converted into one ADS, evidenced by one American depositary receipt (“ADR”), representing beneficial ownership of one ordinary share of the Company, and each outstanding option and warrant to purchase Grand US’s Common Stock being converted into one option or warrant to purchase the Company’s ADSs representing beneficial ownership of one ordinary share of the Company.

•

The Company acquired from Centralink all of the issued and outstanding capital stock of Playwell in exchange for the issuance to Centralink of 5,000,000 ADSs.  Playwell is a holding company which owns four subsidiaries:  Hong Kong Toy Center Limited, a trading company which manufactures products designed by customers and Playwell branded items; Gatelink Mould Engineering Limited, a manufacturer of moulds primarily for related parties; Great Wall Alliance Limited, the holder of Playwell trademarks; and Asian World Enterprises Co. Limited, the holder of licenses for Walt Disney Company and Crayola branded products; and

•

Centralink subscribed for 5,000,000 ADSs for cash and other consideration in a total amount of $11,000,000.

A proxy statement/prospectus concerning these transactions was declared effective by the US Securities and Exchange Commission on July 29, 2004 and on August 13, 2004, at a Special Meeting of Shareholders. Grand US’s shareholders approved the reorganization merger and the issuance of the 10,000,000 ADSs to Playwell.  The reorganization merger and Playwell acquisition were completed on August 16, 2004.

a)

As of December 31, 2004, there were 15,587,282 ordinary shares of the Company issued and outstanding.  These ordinary shares are traded in the United States on Nasdaq in the form of ADSs, and are evidenced by ADRs.

b)

ADS transactions:

August 2004:

5,580,244 ADSs representing beneficial ownership of 5,580,244 ordinary shares were issued as a result of the reorganization merger of Grand US and the Company.

10,000,000 ADSs representing 10,000,000 ordinary shares were issued to Centralink, of which 5,000,000 were issued in exchange for the shares of Playwell International Limited.

December 2004:

7,038 ADSs representing 7,038 ordinary shares were issued upon exercise of stock options.

c)

The number of ordinary shares is as follows:

	December 31, 2004	December 31, 2003
Playwell, historical	-	101
Conversion factor	-	99,010
Ordinary shares	15,580,244	10,000,000
ADSs exercise	7,038	-
	15,587,282	10,000,000

For December 31, 2003, the total ordinary shares represents Playwell’s historical outstanding shares, restated to reflect the deemed August 16, 2004 acquisition of Grand US.

2.

Stock options and warrants:

Grand US maintained an amended and restated employee stock option plan (the "Old Option Plan") which provided for the issuance of up to 300,000 options to acquire common stock of Grand US.  As part of the reorganization merger, the Company agreed to issue ADSs in satisfaction of Grand US’s obligations to issue shares under the Grand US Option Plan.

On August 13, 2004, the Company adopted the Grand Toys International Limited 2004 Stock Option Plan (the "New Option Plan") which provides for the issuance of up to 1,558,024 ADSs.  In accordance with applicable Hong Kong law and Nasdaq Marketplace Rules, the New Option Plan and any options granted thereunder are subject to shareholder approval.  The Company is submitting the New Option Plan for approval at its 2005 Annual General Meeting.

Stock options granted under the Old Option Plan and New Option Plan may be incentive stock options under the requirements of the US Internal Revenue Code, or may be non-statutory stock options, which do not meet such requirements.  Options may be granted under the Old Option Plan or the New Option Plan to, in the case of incentive stock options, all employees (including officers) of the Company, or, in the case of non-statutory stock options, all employees (including officers) or non-employee directors of the Company.  Under the Old Option Plan and the New Option Plan, the exercise price of each option granted was equal to the market price of the common stock of Grand US on the grant date and an option’s maximum term is ten years.

The options granted in 2004 were granted outside the Old Option Plan and the New Option Plan, except for options to purchase 46,875 ADSs, which were automatically granted to directors under the New Option Plan.  The options granted to the directors under the New Option Plan will lapse if the New Option Plan is not approved at the 2005 Annual General Meeting.

Changes in options and warrants are as follows:

	Option Plan	Other stock options	Warrants	Total	Weighted-average exercise price per share
January 1, 2004	-	-	-	-	$-

Acquired from Grand Toys International Inc.	215,214	196,000	412,143	823,357	2.22
Granted	-	1,096,875	-	1,096,875	2.51
Exercised	(7,038)	-	-	(7,038)	0.93
Cancelled	-	(2,500)	-	(2,500)	87.60

Options and warrants
outstanding at
December 31, 2004	208,176	1,290,375	412,143	1,910,694	$2.28

Options and warrants
exercisable at
December 31, 2004	208,176	340,375	412,143	960,694	$2.02

 The 950,000 unexercisable options will vest over three years from their grant date of August 16, 2004 and September 8, 2004.

The following tables summarize information about options and warrants outstanding and exercisable at December 31, 2004:

	Options and warrants outstanding
		Weighted-average	Weighted-average remaining
Range of exercise prices	Number	exercise price	contractual life (yrs)

$0.01 - $1.98	323,051	$1.00	6.57
$2.12 - $3.07	1,573,643	2.42	7.53
$5.62 - $11.00	1,000	7.78	5.57
$16.00 - $87.60	13,000	16.69	4.04

	1,910,694	$2.28	7.35

	Options and warrants exercisable
		Weighted-average	Weighted-average remaining
Range of exercise prices	Number	exercise price	contractual life (yrs)

$0.01 - $1.96	323,051	$1.00	6.57
$2.12 - $3.07	623,643	2.23	4.31
$5.62 - $11.00	1,000	7.78	5.57
$16.00 - $87.60	13,000	16.69	4.04

	960,694	$2.02	5.07

 The weighted average fair value of options granted in 2004 was $1.58, which is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

For the year ended December 31, 2004

Weighted average expected life (years)	3

Risk-free interest rate, average of grant dates	2.93%

Volatility factor of expected market price of
Company’s ADSs	99.4%

Dividend rate	-

Pro-forma information regarding net earnings and earnings per ADS is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement (note 1).

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect their fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Compensation income of $1,922 was recorded for the year ended December 31, 2004, as a result of the application of variable accounting to modified awards.

9.

Income Taxes:

(a)

Income tax (expense) recovery consists of:

Year/Jurisdiction	Current	Deferred	Total
Year ended December 31, 2004:
HK	$608,844	$(9,996)	$598,848
US	-	(50,757)	(50,757)
Canada	-	-	-

	$608,844	$(60,753)	$548,091
Year ended December 31, 2003:
HK	$536,045	$(22,705)	$513,340

	$536,045	$(22,705)	$513,340
Year ended December 31, 2002:
HK	$84,324	$25,737	$110,061

	$84,324	$25,737	$110,061

In 2002, the tax expense on earnings from discontinued operations was $5,866,933. This amount was netted from earnings from discontinued operations.

(b)

The effective tax rate for the Company is reconcilable to statutory tax rates as follows:

	2004	2003	2002
	(%)	(%)	(%)

Hong Kong statutory income tax rate	17.5	17.5	16.0

Changes to HK tax rate resulting from:
Expenses producing no tax benefit	22.8	0.7	0.7
Income not taxable		(2.1)	(0.2)
Effect of different tax rates of subsidiaries
operating in other jurisdictions	(9.0)	-	-
Valuation allowance	16.0	(0.8)	(13.3)

Change in tax rate	-	0.5	-
Other	4.6	(1.3)	0.7
	34.4	(3.0)	(12.1)

Effective tax rate	51.9	14.5	3.9

The components of earnings before income taxes are as follows:

	2004	2003	2002
Year ended December 31:
Continuing operations:
HK	$3,285,345	$3,535,470	$2,847,518
HK – Corporate	(1,590,141)	-	-
US	(357,406)	-	-
Canada	(281,159)	-	-
Discontinued operations	-	1,239,236	27,994,984
Total earnings before income taxes	$1,056,639	$4,774,706	$30,842,502

The Company has not provided for income taxes on foreign subsidiaries’ undistributed earnings as of December 31, 2004 because the investments in the foreign subsidiaries are essentially permanent in duration.

(c)

The deferred tax liability on the balance sheet was $1,381,167 and $189,522 on December 31, 2004 and 2003, respectively. The increase in 2004 primarily relates to the deferred taxes that arose relating to the acquisition of Playwell on August 16, 2004.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31 are presented below:

	2004	2003
Deferred tax liabilities:
Accelerated tax depreciation	$241,626	$176,451
Trademark	101,851	135,946
Intangibles	1,228,648	-
Total deferred tax liabilities	$1,572,125	$312,397

	2004	2003
Deferred tax assets:
Allowance for doubtful debts	$126,475	$122,875
Others	7,610	-
Net operating loss carry forwards	3,698,431	-
Valuation allowance	(3,641,558)	-
Total deferred tax assets	$190,958	$122,875

The estimated impact of ownership changes for income tax purposes is reflected in the above numbers.

As of December 31, 2004, Grand US has $8,145,000 of net operating losses available for tax purposes to reduce future taxable income in the United States.  These losses expire as follows:

2011	$29,000
2018	74,000
2019	346,000
2020	4,034,000
2021	942,000
2022	1,258,000
2023	983,000
2024	479,000

$8,145,000

As of December 31, 2004, Grand Toys Ltd, the Company's Canadian subsidiary, has approximately $2,605,000 (CA$3,391,000) - of losses carried forward, which can be used to reduce future taxable income. These losses expire as follows:

2006	$518,000
2007	1,800,000
2011	287,000
$2,605,000

9.

Earnings per ADS:

For the year ended December 31, 2004, options and warrants to purchase 316,250 ADSs (December 31, 2003- nil) were not included in the diluted earnings per ADS calculation as their effect is anti-dilutive.

10.

Net change in non-cash operating working capital items:

For the year ended December 31,
	2004	2003	2002
Continuing operations:
Decrease in accounts receivable	$383,513	$3,621,147	$463,951
Decrease (increase) in receivable from related companies	406,951	20,993,418	(762,297)
Decrease (increase) in inventory	492,083	(20,095)	43,818
(Increase) decrease in prepaid expenses	(2,146,423)	(416,363)	23,817
Decrease in trade accounts payable	(355,779)	(283,735)	(1,748,672)
(Decrease) increase in payable to related companies	(1,289,117)	(24,242,276)	1,149,908
Increase (decrease) in other accounts payable and	171,386	(2,207,834)	2,062,024
accrued liabilities
Decrease in income taxes payable	(805,913)	(421,299)	-
Total net change in non-cash operating working capital items	$(3,143,299)	$(2,977,037)	$1,232,549

11.

Supplemental disclosure of cash flow information:

For the year ended December 31
	2004	2003	2002
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$27,773	$23,835	$143,858
Income taxes	805,913	421,299	-

12.

Commitments:

(a)

The Company has entered into long-term leases with minimum annual rental payments for the next five years and thereafter approximately as follows:

2005	$622,382
2006	374,000
2007	374,000
2008	371,000
Thereafter	266,000

Rent expense for the years ended December 31, 2004, 2003 and 2002 amounted to approximately $ 245,908, $203,984, and $477,603, respectively.

The Company’s Canadian subsidiary, Grand Toys Ltd., has entered into a long-term agreement to sub-lease a portion of its warehouse, resulting in a reduction of the minimum annual rental payments presented above of approximately $147,201, $123,344, $126,746, and $75,164 for the years 2005, 2006, 2007 and 2008, respectively.

(b)

On December 31, 2004, the Company has license agreements that include the minimum guarantees of royalties for 2005 through 2012. The amounts are $2,949,980 $1,570,111, 1,803,636, $1,875,000 for 2005 through 2008, respectively and $2,250,000 annually from 2009 to 2012.

9.

Contingencies:

Grand Toys Ltd., an indirect Canadian subsidiary of the Company was named in two lawsuits by former sales agents, dated June 12, 2000 and April 15, 2004.  In January 2005, the Company settled the latter claim for $291,181.  The settlement was recorded in the December 31, 2004 results.  In the opinion of management, it is difficult to ascertain or estimate the value of a settlement if any of the remaining claim.

On May 21, 2003, Grand US was named in a lawsuit for an alleged defective product causing personal injury.  Grand US was acting as an agent for the vendor of the alleged defective product.  This case was settled in February 2005 and the settlement is covered by insurance.

The Company believes that the ultimate resolution of the one unresolved claim will not have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

10.

Employee benefit plan:

Playwell has a mandatory provident fund for its Hong Kong employees. It contributes to the fund 5% of the employee member’s relevant income up to a maximum of HK $12,000 per annum.  During the year, Playwell contributed $29,573 to the fund.

Grand Toys Ltd., the indirect Canadian subsidiary of the Company, has a deferred profit sharing plan (“DPSP”) for its Canadian employees.  It contributes to the DPSP plan the lesser of (a) 50% of the employee's contribution to this plan; (b) 3% of the employee's gross earnings; or (c) CA$3,000 per employee.  During the year, the Grand Toys Ltd. contributed $8,385 to the DPSP.

11.

Related party transactions:

The Company has defined a related party as a company that is owned or controlled by the majority shareholder of Grand.

Name of related party	December 31, 2004	December 31, 2003
a) Amount due from related party:
Cornerstone Overseas Investments, Limited	1,293,273	643,988
Playwell Toy (China) Ltd.	1,005,687	-
Sunny Smile International Ltd.	997,917	87,440
Toy Biz Worldwide Limited	551,934	$ 1,931,935
Playwell Industry Limited	497,398	257,599
Dongguan Bailiwei Plaything Co. Ltd.	351,293	2,549,495
Brand Management Ltd.	164,438	-
Guangzhou Playwell Trading Co. Ltd.	155,238	-
New Adventures Corporation	31,945	-
Hua Yang Printing Holdings Co. Ltd.	3,776	-
China Retail Management	3,570	-
Great Asian Development Inc.	1,271	1,275
Long Sure Industries Ltd.	1,042	-
Dongguan Playwell Products Co. Ltd.	156	-
Total due from related party	$ 5,058,938	$ 5,471,732

b) Amount due to related party:
Zhejiang Playwell Toy Co Ltd.	1,008,705	$330,090
Playwell Industry Ltd.	380,928	2,619,340
Centralink Investments Limited	304,765	-
Directors/Shareholders	155,911	461,165
Toy Biz Worldwide Ltd	147,341	-
Hong Kong Toy USA	115,289	-
Grand Toys Ltd.	4,896	-
Total due to related party	$ 2,117,835	$ 3,410,595

The amounts are unsecured, interest-free and have no fixed term of repayment or with normal trading terms for the trading balances.

Playwell International	For the years ended December 31,
Limited	2004	2003	2002

Sales
Toy Biz Worldwide Ltd.	$ 12,562,418	$ 20,422,681	$ 459,823
Dongguan Bailiwei
Plaything Co Ltd.	198,116	2,341,868	1,505,583
Toy Biz International Ltd.	-	-	52,092
Hong Kong Toy Center
USA	-	-	5,219,844
Long Sure Industries
Limited	-	-	80,727
	12,760,534	22,764,549	7,318,069
Purchases
Playwell Industry Ltd.	12,661,125	26,553,005	18,296,965
Zhejiang Playwell Toy
Co., Ltd.	3,962,882	5,319,659	4,318,190
Dongguan Playwell
Products Co Ltd.	23,409	-	-
	16,647,416	31,872,664	22,615,155
Mould income
Toy Biz Worldwide Ltd.	1,711,807	1,088,409	625,703
Playwell Industry Ltd.	494,491	31,322	447,062
Long Sure Industries
Limited	-	-	6,795
	2,206,298	1,119,731	1,079,560
Commission income
Playwell Industry Ltd.	115,182	684,690	-
	115,182	684,690	-
Royalty income
Guangzhou Playwell
Trading Co. Ltd.	155,074	51,883	-
	155,074	51,883	-
Purchase of assets/mould
Playwell Industry Ltd.	-	-	362,948
	-	-	362,948

Other income
Toy Biz Worldwide Ltd.	145,292	127,288	40,707
New Adventures
Corporation	40,658	-	-
Playwell Industry Ltd.	1,746	-	4,308
	187,696	127,288	45,015
Other expenses
Playwell Industry Ltd.	60,227	30,771	374,263
Sunny Smile international
Limited	-	-	92,121
	60,227	30,771	466,384

	August 16, 2004 to	For the years ended December 31,
Grand US	December 31, 2004	2003	2002

Purchases
Toy Biz International Ltd.	$ 575,666	$ -	$ -
Toy Biz Worldwide Ltd.	416,653	-	-
	992,319	-	-
Commissions
Toy Biz International Ltd.	12,071	-	-
Toy Biz Worldwide Ltd.	15,618	-	-
	27,689	-	-
Other income
New Adventures Corporation	16,125	-	-
	16,125	-	-

12.

Financial instruments:

a)

Fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instruments.  These estimates are subjective in nature and often cannot be determined with precision.

The fair value of the Company's financial assets and liabilities approximates their carrying value due to the immediate or short-term maturity of these financial instruments.

b)

Credit risk and economic dependence:

For the years ended December 31, 2004, approximately 16% (December 31, 2003 – 12%) of the Company’s sales were made to five unrelated companies. Three unrelated customers representing approximately 12% (December 31, 2003 - 8%) of total sales, individually accounted for 3% or more (December 31, 2003 - 2%) of total sales.

The Company regularly monitors its credit risk exposure to these and other customers and takes steps to mitigate the risk of loss.

c)

Interest rate risk:

The Company’s principal exposure to interest rate risk is with respect to its short-term financing which bears interest at floating rates.

9.

Acquisition:

On August 16, 2004, pursuant to the Subscription and Exchange Agreement, the Company acquired the shares of Playwell for 5,000,000 of the Company’s ADS.  In addition, pursuant to a Subscription and Exchange Agreement, Centralink subscribed for 5,000,000 ADSs of the Company for $8,700,000 in cash and the rights to acquire certain assets and assume certain liabilities which were the subject of an executory contract between Centralink and a third party, with a minimum value of $2,300,000.  The assets and liabilities were subsequently acquired by Grand US on September 10, 2004 and an independent valuator determined that the net value of the assets acquired was $2,300,000.  The Company also incurred acquisition costs of approximately $4,800,000. The transaction was accounted for using the purchase method and due to the accounting terms of the acquisition, Playwell is deemed to be the acquirer. The results of operations for Grand US are reflected from the date of acquisition, August 16, 2004.

Goodwill, on the balance sheet, of $14,736,315 represents the difference between the purchase price of $21,989,461 less Grand US’s fair value of its net assets, identifiable intangibles and deferred income taxes related to the intangibles. Included in Grand US’s assets was cash of $1,270,408.

On the date of the reorganization merger, the Company received $8,700,000 cash consideration upon the acquisition of Playwell.  Acquisition costs relating to the merger of approximately $2,500,000 were paid out of these proceeds.

The following table summarizes the fair value of the assets acquired and liabilities assumed in partial satisfaction of Centralink’s subscription for the Company’s ADS.

(Amounts reported in thousands)

Current assets	$8,353
Long term assets	207
Intangible assets	3,759
Goodwill	14,736
Current liabilities	(3,745)
Deferred income tax	(1,251)
Net assets acquired	$22,059

The acquired intangible assets consist of:

 (Amounts reported in thousands)

Distribution network	$1,790
Customer relationship	811
Trade name	786
Other acquired rights	372
Total intangible assets	$3,759

On August 16, 2004, the Company recorded a subscription receivable of $2,300,000.  This subscription receivable was settled by the assignment of certain rights to acquire certain assets and to assume certain liabilities under an executory contract between Centralink and a third party.  The rights to the assets and liabilities under the executory contract were acquired on September 10, 2004.  The assets acquired, consisting principally of a license right has been recorded as an intangible asset as of December 31, 2004. In addition, the legal expenses incurred to obtain the license were capitalized as an intangible asset.

The net assets acquired are as follows:

 (Amounts reported in thousands)

Cash	$362
Accounts receivable	238
Inventory	294
Fixed assets, net	331
Trade payables	(683)
Other accrued liabilities	(283)
Net Assets assumed	$259

The Company engaged Empire Valuations, an independent valuator, to perform a purchase price allocation review of this transaction. Their report was completed at December 31, 2004.

10.

Pro Forma presentation:

The following unaudited pro forma combined statement of operations gives effect to the proposed business combination of Playwell with Grand US.  The acquisition is being accounted for under the purchase method of accounting, as required by SFAS No. 141 “Business Combinations.”  Under this method of accounting, the purchase price has been allocated to the fair value of the net assets acquired, including goodwill.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2004 and December 31, 2003 combine the consolidated statements of operations of Playwell and Grand US as if the acquisition had taken place on January 1, 2004 and January 1, 2003.

The unaudited pro forma combined statement of operations is not necessarily indicative of the actual operating results that would have occurred or the future operating results that will occur as a consequence of such transactions.

The accounting policies used in the preparation of the pro forma combined statement of operations are those disclosed in Note 1 to the audited consolidated financial statements for the year ended December 31, 2004.

The pro forma combined statement of operations for the years ended December 31, 2004 and December 31, 2003 give effect to the amortization of intangibles.

Pro Forma Combined Information:
For the years ended December 31,
	2004	2003
(In thousands, except share and per share data)

Net sales	$36,417	$50,236
Gross profit	10,800	9,693

Earnings from continuing operations	$690	$2,944
Discontinued operations	-	1,239
Net Earnings available to ADS	690	$4,183

Earnings per ADS - Continuing:
Basic	$0.04	$0.19
Diluted	0.04	0.18

Weighted average number of ADS:
Basic	15,587,282	15,580,244
Diluted	17,497,976	16,626,851

11.

Subsequent event:

On March 1, 2005, the Company acquired the assets of New Jersey based International Playthings, Inc. (“IPI”), a distributor of a broad range of toys primarily to the consumer specialty markets in the United States and Canada.

The purchase price was $7,262,000 in cash and 582,730 ADSs.  The purchase price is subject to adjustment based upon IPI’s audited financial statements for the year ended December 31, 2004.  Management does not anticipate any adjustment to the purchase price.

In order to finance the cash portion of the purchase price and to provide ongoing working capital for IPI, the Company sold to Centralink an Exchangeable Note in the principal amount of US$7,675,000 for proceeds of US$7,400,000.  The Exchangeable Note bears interest at 15% per annum and will be exchangeable for 2,000,000 Series A Convertible Preference Shares of the Company if the issuance of the Preference Shares are approved by the Company’s shareholders at the 2005 Annual General Meeting which will be held on or before April 15, 2005.

Once issued, the Preference Shares will accrue preferential dividends at a rate of 10.5% per annum and will be convertible into an aggregate of 2,804,600 ADSs based upon a conversion price of $2.7365 per share.  Centralink will have voting rights for the Preference Shares equal to the number of votes that Centralink would have if the Preference Shares were converted into ordinary shares/ADSs.

Exhibit 3

Room UG202, Floor UG2

Chinachem Golden Plaza

77 Mody Road, Tsimshatsui East

Kowloon, Hong Kong

______________

NOTICE OF ANNUAL GENERAL MEETING

______________

To the Members of Grand Toys International Limited:

NOTICE IS HEREBY GIVEN that the First Annual General Meeting of the Members of Grand Toys International Limited (the “Company”) will be held at the offices of the Company, Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Friday, 15th April, 2005 at 9:00 a.m. for the following purposes:

1.

To receive and consider the consolidated audited statement of accounts of the Company for the period ended  31st December, 2004 and the reports of the directors of the Company and the auditors thereon.

2.

To elect or re-elect as directors of  the Company in place of all directors retiring from office in accordance with Article 94 of the Articles of Association of the Company (the “Articles”):

Henry Hai Lin Hu

Elliot L. Bier

David J. Fremed

and, subject to the passing of the Ordinary Resolution number 9 set out in this Notice, to elect a maximum of seven additional persons subject to them being duly proposed by a Member for election in accordance with Article 98 of the Articles:

3.

To approve the payment of fees to directors of the Company for the period ended 31st December, 2004 and grant of director options.

4.

To appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company and to authorise the directors of the Company to fix their remuneration.

AND to consider and, if thought fit, pass with or without amendment the following resolutions, which will be proposed as Ordinary or Special Resolutions (as the case may be) of the Company, by way of special business:

5.

SPECIAL RESOLUTION

“THAT

1)

the directors of the Company be and they are hereby authorised to allot and issue 2,000,000 Convertible Preference Shares of HK$1.00 each in the capital of the Company (“Preference Shares”) to Centralink Investments Limited (“Centralink”) in accordance with, and subject to, the provisions of Schedule 3 to the Subscription Agreement dated 28th February, 2005 made between the Company and Centralink (the “Subscription Agreement”) relating to an Exchangeable Note in a principal amount of US$7,675,000, a copy of which Subscription Agreement was produced to the Meeting, the conditions of issue of such Preference Shares being as set out in Annexure 1 to Schedule 3 of the Subscription Agreement;

2)

upon allotment and issue of such Preference Shares, the same be credited as fully paid at a premium and the name of the allottee entered in the register of members of the Company as the holder thereof and a share certificate be issued under the common seal of the Company bearing such legend or legends as may be required by the provisions of the Agreement and delivered to the allottee;

3)

the directors of the Company be and they are hereby authorised to allot and issue ordinary shares of HK$1.00 each in the capital of the Company (“Ordinary Shares”) to Centralink upon conversion of the Preference Shares;

4)

the following new Article 5A be inserted as an additional Article immediately following Article 5 in the Articles:

“5A. (1) In this Article, the following expressions shall have the following meanings except where the context otherwise requires:

“ADS Conversion Ratio” means the Exchange Price divided by the Conversion Price;

“Associate” means (a) in relation to an individual: (aa) his spouse and any child or step-child under the age of  18 (eighteen) years of the individual or of his spouse (“family interests”); (bb) the trustees, acting in their capacity as such, of any trust of which such individual or any of his family interests is a beneficiary or, in the case of a discretionary trust, is a discretionary object; or (cc) any company in the equity capital of which such individual and/or his family interests taken together are directly or indirectly interested so as to exercise or control the exercise of 30 (thirty) per cent. or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company; and (b) in relation to a company, any other company which is its subsidiary or holding company or is a fellow subsidiary of any such holding company or one in which it and/or such other company or companies taken together are directly or indirectly interested so as to exercise or control the exercise of 30 (thirty) per cent. or more of the voting power at general meetings, or to control the composition of a majority of the board of directors;

“Business Day”  means a day (other than Saturday or Sunday) on which licensed banks are generally open for business in Hong Kong;

“Conversion Price” means US$2.7365 (two United States Dollars and seventy three point six five cents);

“Depositary” means The Bank of New York, or any successor depositary for Grand ADSs;

“Dividend Payment Date” means 30th June and 31st December in each year;

“Exchange Price” means US$3.8375 (three United States Dollars and eighty-three point seven five cents);

“Grand ADSs”  means the Company’s American depositary shares, each representing beneficial ownership of one Ordinary Share in the capital of the Company;

“Preference Shares” means convertible preference shares of HK$1.00 each in the capital of the Company and all other (if any) shares resulting from any sub-division, consolidation or reclassification thereof;

“Preference Shareholder(s)” means a person or persons registered from time to time in the Register as (a) holder(s) of any Preference Share(s);

“Preferential Dividend” means the cumulative preferred dividend as set out in Article 5A (2); and

“US$” means United States Dollars, the lawful currency of the United States of America;

(2)

Preference Shares shall carry equal rights and rank pari passu with one another and, in addition to such other rights as are set out in the conditions of issue thereof, shall have the rights and restrictions set out below:

As to dividends

(i)

Each Preference Share shall confer on the holder thereof the right to receive a cumulative preferred dividend at the rate of 10.5 (ten and one-half per cent.) per annum of the Exchange Price, pro-rated over any part of a year during which such Preference Share shall be outstanding, on the basis of a year of 365 (three hundred and sixty-five) days or 366 (three hundred and sixty-six) days as applicable.

(ii)

The Preferential Dividend shall accrue from day to day until redemption or conversion and be payable to Preference Shareholders (a) subject to the Company having sufficient distributable profits for lawful payment of the same, semi-annually in arrears on each Dividend Payment Date in respect of the half-year ending on such respective dates, or, if any Dividend Payment Date is not a Business Day, on the next day which is a Business Day and (b) upon conversion of the Preference Shares to Ordinary Shares as hereinafter provided.

(iii)

The Preferential Dividend shall be due and payable on the dates specified for payment and, notwithstanding the fact that the Preferential Dividend is expressed to be cumulative, it shall on each such date ipso facto and without any resolution of the Board or of members of the Company in general meeting (and notwithstanding anything contained in these Articles) become a debt due from and immediately payable by the Company to Preference Shareholders (subject only to the Company having sufficient distributable profits as aforesaid).

As to conversion

(iv)

Each Preference Share shall be convertible into such number of Ordinary Shares as shall be calculated in accordance with the ADS Conversion Ratio.

(v)

Such conversion shall be implemented in such manner as the Board shall, subject to the Ordinance and these Articles, from time to time determine.  Without prejudice to the generality of the foregoing, any conversion may be effected by (a) redesignation of Preference Shares as Ordinary Shares; or (b) exchange of Preference Shares for such number of new Ordinary Shares as is calculated pursuant to item (iv) aforesaid (in this item (v) “the Relevant Ordinary Shares”), which Relevant Ordinary Shares shall be allotted and issued to the holder of the Preference Shares or as it shall direct; or (c) redemption or repurchase of such Preference Shares at the Exchange Price out of (aa) the capital paid up on such Preference Shares or (bb) the funds of the Company otherwise available for dividend or distribution with the proceeds of redemption or repurchase thereof applied by the Preference Shareholder as payment in full by way of subscription for the Relevant Ordinary Shares or (cc) the proceeds of a fresh issue of the Relevant Ordinary Shares made for the purpose of the redemption or repurchase or any combination of (aa) and/or (bb) and/or (cc).

(vi)

Immediately following conversion, the holder of the Ordinary Shares or new Ordinary Shares, if a person other than the Depositary, shall deliver to the Company a duly executed and stamped instrument of transfer in respect thereof in favour of the Depositary and the Company shall thereupon cause the transfer of such Ordinary Shares or new Ordinary Shares to be approved and registered. In the case both of any such transfer of Ordinary Shares or new Ordinary Shares, or of any issue of new Ordinary Shares, to the Depositary, (a) the Preference Shareholder shall deliver to the Company for cancellation the share certificate(s) in respect of the Preference Shares so converted; and (b) the Company shall thereupon forthwith deposit a certificate for such Ordinary Shares or new Ordinary Shares with the Depositary with irrevocable instructions to issue to the former holder of the Preference Shares  such number of Grand ADSs as is equivalent to the number of such Ordinary Shares or new Ordinary Shares.

(vii)

Any Preference Shareholder shall be entitled to convert its Preference Shares, in whole (but not in part) into Ordinary Shares in the manner set out above at any time after the date on which the Preference Shares are issued, upon giving to the Company not less than 10 (ten) nor more than 30 (thirty) days’ prior written notice.  Upon such conversion, the Company shall, subject to it having sufficient distributable profits for lawful payment of the same, pay to the Preference Shareholder all Preferential Dividends accrued but unpaid to the date of conversion; provided that the Company may elect to, and if and to the extent that the amount of such Preferential Dividends exceeds the amount of such distributable profits shall, subject to the same being lawful, in lieu of paying cash, issue and deposit with the Depositary such number of Ordinary Shares as shall be determined by dividing the aggregate accrued Preferential Dividends by the average closing price of Grand ADSs on the NASDAQ SmallCap Market for the 40 (forty) consecutive trading days immediately prior to such issue (but in no event less than the nominal value thereof), and shall direct the Depositary forthwith to issue to the former holder of the Preference Shares an equivalent number of Grand ADSs.

(viii)

The Company shall be entitled at any time to give written notice to any  Preference Shareholder requiring it to convert the whole (and not part only) of its Preference Shares into such number of Ordinary Shares as shall be calculated in accordance with the ADS Conversion Ratio in accordance with the manner set out in items (v) and (vi) above, if (a) subject as provided below, Grand ADSs have traded at a premium of at least 5 (five) per cent. above the Conversion Price for at least 45 (forty -five) days prior to the date on which such notice is given; and (b) the Company shall have paid to all Preference Shareholders in aggregate, at any time prior to or at the time of such conversion, Preferential Dividends in cash of a minimum cumulative amount of US$767,500 (seven hundred and sixty-seven thousand and five hundred United States Dollars). The provisions of item (vii) above shall apply mutatis mutandis in respect of any Preferential Dividends accrued but unpaid to the date of conversion.  The trading premium requirement set out above shall lapse upon the occurrence of a public offering of securities by the Company resulting in proceeds of not less than US$50,000,000 (fifty million United States Dollars).

Liquidation preference

(ix)

Upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the assets of the Company available for distribution to members shall be applied (a) first, in paying to Preference Shareholders an amount equal to the Exchange Price in respect of each Preference Share held by them, and if the assets of the Company are insufficient to pay such amount, then (if there is more than one Preference Shareholder) in paying to Preference Shareholders an amount equal to the Exchange Price ratably in respect of each Preference Share held by them; (b) second, in paying to Preference Shareholders all arrears and accruals of Preferential Dividends; and (c) third, in paying to the holders of Ordinary Shares any surplus assets which shall be distributed ratably amongst such holders according to the amounts paid up thereon.

Voting rights

(x)

Preference Shareholders shall be entitled to receive notice of, and to attend and vote at, all general meetings of the Company.

(xi)

On a vote taken at any general meeting of the Company on a show of hands, any Preference Shareholder present in person or, being a corporation, by a representative, shall be entitled to vote in the same manner as any holder of Ordinary Shares.  On a poll, Preference Shareholders present in person or by proxy or, being a corporation, by a representative, shall be entitled to such number of votes equal to the number of Ordinary Shares into which Preference Shares held by them are then convertible in accordance with the relevant provisions of this Article.

Pre-emptive right

(xii)

For so long as more than 100,000 (one hundred thousand) Preference Shares are in issue and outstanding, each Preference Shareholder shall have a right of pre-emption to the extent of its pro rata share (based on the percentage of the Company’s outstanding issued share capital owned by it) in relation to any new securities offered by the Company to any third party, other than Centralink Investments Limited or any of its Associates, at the same price and on the same terms and conditions as the Company shall offer such securities to such third parties.

(xiii)

Such right of pre-emption shall not apply to the issue by the Company of Ordinary Shares, or by the Depositary of corresponding Grand ADSs, or  the grant of options in respect thereof, pursuant to any employee share option scheme in force at any time whilst more than 100,000 (one hundred thousand) Preference Shares remain in issue and outstanding.

Transferability

(xiv)

Preference Shares shall be non-transferable except to (a) Associates of Centralink Investments Limited; (b) any person to whom Preference Shares are transmitted from any holder thereof whether by will or other testamentary disposition or the laws of intestacy or descent, including members of such holder’s family, which includes his or her spouse and children and any other natural person who resides with such holder; or (c) any trust which is for the exclusive benefit of, or any partnership or limited liability company the partners or members of which are limited to, holders of Preference Shares and/or permitted transferees of such holders as set out in (a) or (b) above.

(xv)

Any such permitted transfer shall be effected by instrument of transfer, and shall be registered by the Company, in the same manner mutatis mutandis as these Articles provide in respect of Ordinary Shares.

Variation of rights

(xvi)

All or any of the special rights and privileges for the time being attached to Preference Shares (notwithstanding any pending or actual liquidation of the Company) may, either with the prior written consent of the holders of not less than three-fourths of the Preference Shares or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of Preference Shares duly convened and held as hereinafter provided, be varied or abrogated.  To every such separate meeting, the provisions of these Articles with respect to notice or proceedings at general meetings shall apply mutatis mutandis, but so that any such meeting shall not be quorate unless the holder or holders of a majority of the Preference Shares is or are present in person, by proxy or, being a corporation, by a representative.”;

5)

any one or more of the directors of the Company be and he is or they are hereby authorised to do all other such acts and things, including signature or execution of any instrument or other document for and on behalf of the Company, to give effect to such allotment and issue and any such conversion; and

6)

all issued and unissued shares in the capital of the Company other than (i) Preference Shares (for so long as the same shall not have been converted into Ordinary Shares) and (ii) Deferred Non-Voting Shares be and they are hereby re-designated as Ordinary Shares so that the Articles shall henceforth be construed accordingly.”

6.

ORDINARY  RESOLUTION

“THAT, pursuant to Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) (“the Ordinance”), the directors of the Company be and they are hereby authorised to exercise any power of the Company to allot and issue all or any of the authorised but unissued Ordinary Shares (as so re-designated subject to the passing of Special Resolution number 5 set out in this Notice) forming part of the capital of the Company to such persons and on such terms and conditions as they think fit, including (without limitation) pursuant to the Grand Toys International, Inc. Amended and Restated Stock Option Plan, responsibility for which was assumed by the Company from Grand Toys International, Inc. on 16th August, 2004 and, subject to the passing of Ordinary Resolution number 8  set out in this Notice, the new share option scheme referred to in such Ordinary Resolution, such authority to continue until the earlier of:

(i)

the conclusion of the next Annual General Meeting of the Company;

(ii)

the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles or the Ordinance to be held; or

(iii)

the revocation or variation of the authority given by this Resolution by an Ordinary Resolution of the Members of the Company.”

7.

SPECIAL  RESOLUTION

“THAT the Articles be and they are hereby further amended as follows:

(i)

deletion of the heading before Article 94 and the insertion of “Retirement of Directors” in place thereof;

(ii)

deletion of Articles  94 and 95 in their entirety and insertion of the following new Article 94 in place thereof:

“94.

At each annual general meeting of the Company, all the directors shall retire from office.”;

(iii)

deletion of the words  “, and may also determine in what rotation the increased or reduced number is to go out of office” from Article 99 (to be renumbered 98 as provided below);

(iv)

deletion of the words “but shall not be taken into account in determining the directors who are to retire by rotation at such meeting” from Article 100 (to be renumbered 99 as provided below)

AND THAT existing Articles 96 to 140 be and they are hereby renumbered 95 to 139, and all references to numbered Articles appearing in any Article be amended, accordingly.”

8.

ORDINARY RESOLUTION

“THAT the terms and conditions of the Grand Toys International Limited 2004 Stock Option Plan, a copy of which was produced to the Meeting (the “Plan”), be and they are hereby ratified and affirmed and that any one or more of the directors of the Company, including any committee thereof,  be and he is or they are hereby authorised to do all such acts and things, including signature or execution of any instrument or other document, to give effect to the  Plan, including, without limitation, the grant of options thereunder.”

9. ORDINARY RESOLUTION

“THAT, pursuant to Articles 80 and 99 (to be renumbered 98 pursuant to resolution number 7 above), the number of directors of the Company be and it is hereby increased from five to a maximum of ten.”

BY ORDER OF THE BOARD

/s/ Henry Hai Lin Hu

Henry Hai Lin Hu

Director

Hong Kong,  24th March, 2005

Registered Office: Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

NOTES:

a)

A Member entitled to attend and vote at the Meeting may appoint one or more proxies to attend and, on a poll, vote instead of him or her.

b)

The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company not less than 48 hours before the time of the meeting and, in default, the proxy shall not be treated as valid. Completion and return of a form of proxy shall not preclude a Member from attending in person and voting at the Meeting or any adjournment thereof should he or she so wish.

Exhibit 4

REPORT OF THE DIRECTORS

Grand Toys International Limited (the “Company”), previously known as “Genius Glory Limited”, was incorporated in Hong Kong as a private company limited by shares on 15th October, 2003. On 16th August, 2004, by means of a merger, the Company became the holding company of Grand Toys International Inc., a Nevada corporation (“Grand US”), and its subsidiaries and, immediately thereafter, acquired the entire issued share capital of Playwell International Limited, a Hong Kong private company limited by shares (“Playwell”).

PRINCIPAL ACTIVITIES

The principal activity of the Company is to act as the holding company of Grand US and Playwell.

Playwell’s   four subsidiaries are:

•

Hong Kong Toy Centre Limited, a Hong Kong private  company limited by shares :

o

designs, develops and sells Playwell branded products, mostly plastic and wood toys for infants and young children

o

designs, develops and sells certain toy products for the Marvel license  to a related party

o

acts as agent for sourcing and logistics operations for related parties

•

Gatelink Mould Engineering Limited, a Hong Kong private company limited by shares :

o

manufactures moulds for related companies

•

Asian World Enterprises Co., Limited, a Belize company:

o

 oversees all licensing for Playwell

•

Great Wall Alliance Limited, a British Virgin Islands company :

o

holds the Playwell trademarks

Grand US has the following four principal subsidiaries:

•

Grand Toys Ltd., a Canadian corporation :

o

distributes in Canada  both proprietary and third party products, mostly toy-related and leisure products

•

Grand Toys (HK) Limited, a Hong Kong private company limited by shares :

o

oversees international sales for the proprietary lines

o

handles design, development, and distribution of Crayola Dough product, mostly to the mass market in the United States

•

Grand Toys (US) Limited, a Delaware USA corporation :

o

 is currently non-operational

•

Ark Creations, Inc., a Delaware, USA corporation :

o

is also currently non-operational.

RESULTS AND APPROPRIATIONS

The results of the Company for the year ended December 31, 2004 are set out in the

Consolidated Statement of Operations.

The directors do not recommend the payment of a dividend and propose that the profit for the year be retained.

CHARITABLE DONATIONS

During the year, the Company and its subsidiaries made charitable donations in the amount of US$3,200.

FIXED ASSETS

The Fixed Assets are divided into four categories:

•

Moulds and loose tools

•

Furniture, fixtures and equipment

•

Plant & machinery

•

Leasehold improvements

During the year, the Company and its subsidiaries added US$207,000 worth of net fixed assets as a result of the Company’s merger with Grand US and acquisition of Playwell in August 2004 and added a further US$331,000 worth of net fixed assets as a result of the acquisition of a Crayola license relating to a Crayola Dough product line in September 2004.  Other changes to fixed assets during the year resulted primarily from the purchase of moulds in the ordinary course of business.

The Company’s policy regarding carrying values of Fixed Assets and their useful lives are set out in Note 1j to the Company’s Consolidated Financial Statements.  Specific carrying values as of December 31, 2004 are set out in Note 4 to the Company’s Consolidated Financial Statements.

SHARE CAPITAL

In conjunction with the Company’s merger with Grand US and acquisition of Playwell in August 2004, the Company issued a total of 15,580,244 shares of HK$1.00 each, of which 5,000,000 shares were issued for an aggregate cash consideration of US$11,000,000, 5,580,244 shares were issued pursuant to the merger in return for stockholders’ respective interests in Grand US for an aggregate consideration of US$17,270,855 and 5,000,000 shares were issued pursuant to the acquisition of Playwell for an aggregate consideration of US$5,000,000. In addition two shares of HK$1.00 each were issued in January 2004 for cash at par value; in August 2004, such shares were converted into and re-designated as deferred non-voting shares.

In December, 2004, the Company issued a further 7,038 shares for an aggregate cash consideration of US$6,547.50 pursuant to the exercise of certain options in accordance with an employee share option scheme responsibility for which was assumed by the Company from Grand US in relation to the merger.

All of the Company’s issued shares, save for the two deferred non-voting shares, are registered in the name of The Bank of New York as depositary and issuer of American Depositary Shares (“ADSs”)which are evidenced by American Depositary Receipts. Each such ADS represents beneficial ownership of one issued share of HK$1.00 in the capital of the Company.

Further details of the movements in the Company’s share capital during the year are set out in Note 7 to the Company’s Consolidated Financial Statements.

ISSUE OF DEBENTURES

The Company did not issue any debentures during the year.

DIRECTORS

The directors of the Company during the year were:

Henry Hai Lin Hu, Chairman

appointed August 2004

Elliot L. Bier

appointed January 2004

David Mars

appointed January 2004 *

Michael Kron

appointed August 2004

Thomas J. Mitchell

appointed August 2004 **

Robert Laverdure

appointed August 2004

(*Mr. Mars resigned on August 16, 2004)

(**Mr. Mitchell subsequently resigned on 14th March, 2005)

In accordance with the Company’s Articles of Association, all directors retire from office at the first Annual General Meeting.

Options to acquire an equivalent number of ADSs were either granted by the Company to directors, or responsibility for the same was assumed by the Company from Grand US, during the year. All such options remained outstanding as at 31st December, 2004:

Name	Date of Grant		Date of Expiry	Number	Exercise Price
					(in US$)
Henry Hai Lin Hu	9/30/2004		9/30/2014	625	$ 2.35
Henry Hai Lin Hu	12/30/2004		12/30/2014	1,250	$ 2.65
		Total		1,875

Elliot Bier	10/1/1999		10/1/2009	125	$ 41.00
Elliot Bier	1/1/2000		1/1/2010	125	$ 27.00
Elliot Bier	4/3/2000		4/3/2010	125	$ 11.00
Elliot Bier	7/3/2000		7/3/2010	125	$ 5.62
Elliot Bier	10/2/2000		10/2/2010	125	$ 7.25
Elliot Bier	10/5/2001		10/5/2011	36,000	$ 0.95
Elliot Bier	1/2/2002		1/2/2012	125	$ 2.99
Elliot Bier	4/1/2002		4/1/2012	125	$ 2.66
Elliot Bier	7/1/2002		7/1/2012	125	$ 1.40
Elliot Bier	10/1/2002		10/1/2012	125	$ 1.19
Elliot Bier	1/2/2003		1/2/2013	125	$ 1.00
Elliot Bier	4/1/2003		4/1/2013	125	$ 1.98
Elliot Bier	7/1/2003		7/1/2013	125	$ 2.72
Elliot Bier	10/1/2003		10/1/2013	125	$ 2.60
Elliot Bier	1/2/2004		1/2/2014	125	$ 3.07
Elliot Bier	4/1/2004		4/1/2014	125	$ 3.02
Elliot Bier	7/1/2004		7/1/2014	125	$ 2.75
Elliot Bier	8/13/2004		8/13/2014	300,000	$ 2.95
Elliot Bier	9/1/2004		9/1/2014	100,000	$ 2.20
Elliot Bier	9/30/2004		9/30/2014	3,750	$ 2.35
Elliot Bier	12/30/2004		12/30/2014	7,500	$ 2.65
		Total		449,250

Michael Kron	7/1/2002		7/1/2012	125	$ 1.40
Michael Kron	10/1/2002		10/1/2012	125	$ 1.19
Michael Kron	1/2/2003		1/2/2013	125	$ 1.00
Michael Kron	4/1/2003		4/1/2013	125	$ 1.98
Michael Kron	7/1/2003		7/1/2013	125	$ 2.72
Michael Kron	10/1/2003		10/1/2013	125	$ 2.60
Michael Kron	1/2/2004		1/2/2014	125	$ 3.07
Michael Kron	4/1/2004		4/1/2014	125	$ 3.02
Michael Kron	7/1/2004		7/1/2014	125	$ 2.75
Michael Kron	9/30/2004		9/30/2014	3,750	$ 2.35
Michael Kron	12/30/2004		12/30/2014	7,500	$ 2.65
		Total		12,375

Thomas J. Mitchell	9/30/2004		9/30/2014	3,750	$ 2.35
Thomas J. Mitchell	12/30/2004		12/30/2014	7,500	$ 2.65
		Total		11,250

Robert Laverdure	9/30/2004		9/30/2014	3,750	$ 2.35
Robert Laverdure	12/30/2004		12/30/2014	7,500	$ 2.65
		Total		11,250

Save as aforesaid, no contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

AUDITORS

A resolution will be submitted to the annual general meeting to appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

Date: March 24, 2005

On behalf of the Board

/s/ Henry Hai Lin Hu

Henry Hai Lin Hu

CHAIRMAN